Filed pursuant to Rule 433
Registration No. 333-142106
Issuer Free Writing Prospectus dated April 21, 2009
ENTERPRISE
DISTRIBUTION AND REINVESTMENT PLAN
Enterprise provides its unitholders a simple, convenient and no-cost means to reinvest their quarterly cash distributions to purchase additional common units of Enterprise through the partnership’s Distribution Reinvestment Plan.
Highlights of the Plan are:
•	Participation is available to unitholders of record and beneficial owners of Enterprise common units, who may participate by having their brokers participate on their behalf.

•	Additional common units may be purchased by reinvesting all or a portion of the cash distributions paid on the common units.

•	Common units will be purchased through the Plan at a discount ranging from 0% to 5% (currently at 5%), with no service fees, brokerage trading fees or other charges. However, if investors participate through their brokers, they may be charged a service fee and should consult with their broker before investing.

•	Participation is voluntary and an investor may terminate participation in the Plan at any time. Enterprise has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus is also available on Enterprise’s website at www.epplp.com under Investor Relations. Alternatively, the issuer will arrange to send you the prospectus directly, if you request it by calling toll-free 1-866-230-0745.